SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

10 August 2015

Penny James appointed Group Chief Risk Officer and to the Prudential plc Board

Prudential plc ("Prudential") announces the appointment of Penny James as Group Chief Risk Officer and as an executive director on the Prudential Board from 1 September.

Mrs James was previously Director of Group Finance at Prudential, responsible for the delivery of the Group's financial results, business planning and performance monitoring. In that role, she also led Prudential's Solvency II programme and was a member of the Group Executive Risk Committee.

She succeeds John Foley, who had taken on the additional role of Group Chief Risk Officer in June on an interim basis, following the departure of Pierre-Olivier Bouée. Mr Foley retains his role as Group Investment Director and remains a member of the Group Executive Committee.

Mike Wells, Group Chief Executive of Prudential, said: "At Prudential, we are privileged to have both strength and depth in our leadership team. It therefore gives me great satisfaction that since I became Group Chief Executive in June, every one of the senior appointments we have announced has gone to an internal candidate of the highest calibre. I have worked closely with Penny since she joined Prudential four years ago. During this time she has demonstrated a capacity for insightful analysis and counsel, as well as highly effective leadership. I look forward to continuing to work with Penny in her new role."

Paul Manduca, Chairman of Prudential, said: "I am delighted to welcome Penny to the Board. The prudent management of risk is of the highest importance to all large global financial services groups and I am proud that Prudential was one of the first to make the Chief Risk Officer a Board position. Penny's appointment, which follows an internal and external search, demonstrates once again the value of the Board's rigorous succession planning process."

Penny James said: "Prudential has a resilient business model and is well positioned to manage the risks presented by the uncertain global environment, but it is vital we remain focused and ready to respond to any emerging threat. I look forward to working with both the Board and the executive leadership team as we continue to deliver both products that are valued by our customers and profitable growth for our investors, within a balanced risk appetite."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Penelope (Penny) Jane James, ACA

Mrs James joined Prudential in 2011 as Director of Group Finance, reporting to the Group Chief Financial Officer, Nic Nicandrou. In this role she was responsible for delivery of the Group's financial results, business planning and performance monitoring. She also led the Group's Solvency II programme and was a member of the Group Executive Risk Committee.

Mrs James qualified as a chartered accountant with Coopers & Lybrand (now PwC) before joining Zurich Financial Services, where she held a variety of roles, rising to become Chief Financial Officer, UK General Insurance. Immediately before joining Prudential, Mrs James was Group Chief Financial Officer and a director of Omega Insurance Holdings plc, a listed insurance and reinsurance group.

Mrs James is also a non-executive director of Admiral Group plc, a general insurer quoted on the London Stock Exchange. Age 45.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

Mrs James's basic salary will be £600,000. She will have a maximum bonus opportunity of 160 per cent of base salary under the Annual Incentive Plan, with 40 per cent of any bonus deferred into the Company's shares. Long-term incentive awards will be 250 per cent of base salary.

Mrs James has not been appointed for a fixed term but her service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Shareholding details
Mrs James has a total beneficial interest in 14,373 Prudential shares; awards over 79,808 Prudential shares subject to performance conditions and an option over 858 Prudential shares in the UK Prudential Savings-Related Share Option Scheme.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £496 billion of assets under management (as at 31 December 2014). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group Company Secretary